Exhibit 12.1

STATEMENT RE COMPUTATION OF RATIO OF CONSOLIDATED EARNINGS TO FIXED CHARGES

	For the Six Months Ended March 31,		For the Twelve Months Ended September 30,
(Dollars in thousands)	2007	2006	2006	2005	2004	2003	2002
FIXED CHARGES:
Real estate
Interest and debt expense	$27,227	$23,810	$51,645	$46,503	$58,645	$48,970	$49,086
Ground rent	—	—	—	—	—	—	—

Total fixed charges for ratio—real estate	27,227	23,810	51,645	46,503	58,645	48,970	49,086
Banking
Preference security dividend requirements of consolidated subsidiary	7,692	7,692	15,385	15,385	27,989	15,000	15,000
Interest expense	188,140	147,250	318,171	207,193	163,022	205,479	273,186

Total fixed charges for ratio—total company	$223,059	$178,752	$385,201	$269,081	$249,656	$269,449	$337,272

EARNINGS:
Operating income—total company	$27,724	$62,032	$136,773	$182,327	$208,567	$132,545	$85,847
Equity in earnings of unconsolidated entities	(6,039)	(4,914)	(10,051)	(8,246)	(7,788)	(7,248)	(8,811)
Distributions from unconsolidated entities	7,745	7,350	14,821	13,272	12,550	12,048	11,496
Capitalized interest	1,019	286	(1,129)	—	—	—	(287)
Preference security dividend requirements of consolidated subsidiary	(7,692)	(7,692)	(15,385)	(15,385)	(27,989)	(15,000)	(15,000)

	22,757	57,062	125,029	171,968	185,340	122,345	73,245
Total fixed charges for ratio—total company	223,059	178,752	385,201	269,081	249,656	269,449	337,272

Total earnings for ratio	$245,816	$235,814	$510,230	$441,049	$434,996	$391,794	$410,517

RATIO OF EARNINGS TO FIXED CHARGES	1.10 x	1.32 x	1.33 x	1.64 x	1.74 x	1.45 x	1.22 x

Excess of available earnings over fixed charges	$22,757	$57,062	$125,029	$171,968	$185,340	$122,345	$73,245

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